UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Vinco Ventures, Inc.
(formerly known as Edison Nation, Inc.) (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

927330100
(CUSIP Number)

May 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927330100	Schedule 13G/A	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ventus Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,259
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,259

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 927330100	Schedule 13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS James L. Robo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,259
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,259

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 927330100	Schedule 13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS James L. Robo Revocable Living Trust of 2001 dated February 26, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,259
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,259

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 927330100	Schedule 13G/A	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,259
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,259

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 927330100	Schedule 13G/A	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS Meredith B. Trim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,259
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,259

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)       Based on 27,935,586 shares of common stock, $0.001 par value per share (“Common Stock”) of Vinco Ventures, Inc. (the “Issuer”) outstanding as of May 24, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 24, 2021.

CUSIP No. 927330100	Schedule 13G/A	Page 6 of 7 Pages

Schedule 13G/A

Explanatory Note

This Amendment No. 1 amends the Schedule 13G initially filed by the Reporting Persons (as defined below) with the SEC on October 13, 2020 and is voluntarily being filed prior to the February 14, 2022 deadline.

Item 1.

(a)	Name of Issuer

Vinco Ventures, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1 West Broad Street, Suite 1004

Bethlehem, Pennsylvania 18018

Item 2.

(a)	Name of Person Filing

Ventus Capital, LLC (“Ventus”)

James L. Robo (“Mr. Robo”)

James L. Robo Revocable Living Trust of 2001 dated February 26, 2001 (the “Robo Revocable Trust”)

Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001 (the “Trim Revocable Trust”)

Meredith B. Trim (“Ms. Trim” and, collectively with Ventus, Mr. Robo, the Robo Revocable Trust and the Trim Revocable Trust, the “Reporting Persons”)

(b)	Address of the Principal Office or, if none, residence

The address for each of the Reporting Persons is as follows:

c/o Day Pitney LLP

One Clearlake Centre, Suite 1504

250 Australian Avenue South

West Palm Beach, Florida 33401

(c)	Citizenship

Each of Ventus, the Robo Revocable Trust and the Trim Revocable Trust is organized in Florida.

Each of Mr. Robo and Ms. Trim is a United States citizen.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share

(e)	CUSIP Number

927330100

Item 3.

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 927330100	Schedule 13G/A	Page 7 of 7 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: Ventus is the record owner of 55,259 shares of Common Stock. Each of (i) Mr. Robo, as the manager of Ventus and as the grantor and trustee of the Robo Revocable Trust, (ii) the Robo Revocable Trust, as a member of Ventus, (iii) the Trim Revocable Trust, as a member of Ventus, and (iv) Ms. Trim, as the grantor and trustee of the Trim Revocable Trust, may also be deemed to be the beneficial owners of the shares of Common Stock of which Ventus is record owner.

(b)	Percent of Class: Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 0.20% of the shares of Common Stock outstanding (based on 27,935,586 shares of Common Stock outstanding as of May 24, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on May 24, 2021).

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 55,259

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 55,259

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2021

Ventus Capital, LLC
By:	/s/ James L. Robo
Name: James L. Robo
Title: Manager

James L. Robo Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ James L. Robo
Name: James L. Robo
Title: Trustee

Meredith B. Trim Revocable Living Trust of 2001 dated February 26, 2001
By:	/s/ Meredith B. Trim
Name: Meredith B. Trim
Title: Trustee

/s/ James L. Robo
James L. Robo, Individually

/s/ Meredith B. Trim
Meredith B. Trim, Individually